(a) Not applicable.
(b) Not applicable.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
(f) Not applicable.
(g) Effective August 20, 1999 Colonial Tax-Exempt Fund, Colonial Tax-Exempt Insured, Colonial Intermediate Tax-Exempt Fund and Colonial High Yield Municipal Fund has increased its internal limit from 5% to 15% of net assets as the maximum amount that can be invested in inverse floaters.